Intrepid Capital Management Funds Trust
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, Florida 32250

December 19, 2014

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”) File Nos.: 333-118634 and 811-21625

Dear Ms. Hatch:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on November 24, 2014, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 25 to the Trust’s Registration Statement on Form N-1A.  PEA No. 25 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on October 16, 2014, for the purpose of registering shares of a new series of the Trust – the Intrepid International Fund (the “Fund”).

The Trust will file PEA No. 26 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 25 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

Ms. Laura Hatch
Securities and Exchange Commission
December 19, 2014

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses.

1.	Prospectus – Fees and Expenses Table

Staff Comment: Please confirm whether the Fund expects to incur “Acquired Fund Fees and Expenses” (“AFFE”) in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations, and if so then please revise the Fees and Expenses table accordingly.

Response:  The Trust supplementally confirms that the Fund does not expect to incur AFFE in an amount equal to or in excess of 0.01% of its average net assets during its initial year of investment operations, and as such no further disclosure is required.

2.	Prospectus – Fees and Expenses Table

Staff Comment: In the second sentence of Footnote 2 to the Fees and Expenses of the Fund table, please remove the phrase “with successive renewal terms of one year.”

Response: The Trust will make the requested change.

3.	Prospectus – Fees and Expenses Table

Staff Comment: The third sentence of Footnote 2 to the Fees and Expenses of the Fund table states that the Advisor may recoup waived amounts so long as such reimbursement does not cause the Fund to exceed existing expense limitations. Please confirm that the existing expense limitations refer to 1.40% and 1.15% of the average daily net assets for the Investor Class and Institutional Class, respectively.

Response: The Trust supplementally confirms that the Adviser will only be reimbursed up to the fee waiver that was in place during the specific period in which the fee waiver occurred, which is 1.40% and 1.15% of the average daily net assets for the Investor Class and Institutional Class, respectively.

4.	Prospectus – Fees and Expenses Table

Staff Comment:  The fourth sentence of Footnote 2 to the Fees and Expenses of the Fund table states that certain expenses are excluded from the expense limitation agreement.  Please revise the disclosure to state which expenses are excluded.

Response:  The Trust has revised this sentence as follows (additional language is underlined for your convenience):

The Fund may have Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement higher than these expense caps as a result of any acquired fund fees and expenses or other expenses (such as taxes, interest, brokerage commissions and extraordinary items) that are excluded from the calculation.

5.	Prospectus – Expense Example

Staff Comment:  Please add disclosure that the “Expense Example” only accounts for the contractual management fee waiver for the term of the agreement.

Ms. Laura Hatch
Securities and Exchange Commission
December 19, 2014

Response:  The Trust has revised this section as follows (additional language is underlined for your convenience):

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of these periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual expense limitation for one year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

6.	Prospectus – Principal Investment Strategies

Staff Comment: If the Fund will invest in securities of emerging market countries, then please add appropriate disclosure in the “Principal Investment Strategies” section and a related risk factor.

Response: The Trust supplementally confirms that the Fund will not be investing in securities of emerging market countries as a principal investment strategy, and as such no further disclosure is required.

*     *     *     *     *     *

If you have any questions regarding the enclosed, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services at (414) 765-5366.

Very truly yours,

/s/ Donald C. White
Donald C. White
Secretary

cc:           Peter Fetzer, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC